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                            April 9, 2021

       Nelson Grist
       Chief Executive Officer
       Perk International, Inc.
       2375 East Camelback Rd., Suite 600
       Phoenix, AZ 85016

                                                        Re: Perk International,
Inc.
                                                            Amendment No. 6 to
Registration Statement on Form 10-12G
                                                            Filed March 25,
2021
                                                            File No. 000-56184

       Dear Mr. Grist:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form 10-12G filed March 25, 2021

       Risk Factors
       Risks Related to our Business
       U.S. Federal and foreign regulation . . ., page 6

   1. We note your response to our prior comment 2, and that you do not believe your products
                                                        "will be evaluated or
require FDA approval." We re-issue our comment in part. In this regard, we note your
disclosure indicates that you intend to produce pharmaceutical grade
                                                        CBD oils to create
healthcare products and that "CBD oil can treat hundreds of medical issues such as anxiety,
depression, pain, arthritis, insomnia, anorexia, heart disease, diabetes, asthma,
several types of cancer, Alzheimer   s, dementia and epilepsy." Products
                                                        that are intended for
use in the diagnosis, cure, mitigation, treatment, or prevention of disease and/or intended
to affect the structure or any function of the body are
                                                        generally considered
drugs under the Federal Food, Drug and Cosmetic Act and subject to
 Nelson Grist
Perk International, Inc.
April 9, 2021
Page 2
       FDA approval. Please provide us the basis for your conclusion otherwise or revise to clarify the purpose of producing pharmaceutical-grade CBD oils, given that you seem to be suggesting you will be producing products that would trigger the need for FDA approval. In doing so, please also provide us with your basis for concluding that extracting hemp seed oil and refining it into pharmaceutical grade CBD oil to create health care products is consistent with the GRAS notices and their listed specifications.
General

2. We note your response to our prior comment 4. In future filings, please ensure that you update your filings to reflect the status of your custodianship, including Note 5 to your financial statements to clarify whether the note is in default.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at
(202) 551-3264
with any other questions.



                                                             Sincerely,
FirstName LastNameNelson Grist
                                                             Division of
Corporation Finance
Comapany NamePerk International, Inc.
                                                             Office of Trade &
Services
April 9, 2021 Page 2
cc:       Donnell Suares
FirstName LastName